Infosys®

Performance for the Second Quarter ended September 30, 2009

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer

Safe Harbour

Certain statements in this presentation concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2009 and on Form 6-K for the quarter ended June 30, 2009.These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Agenda

- Financial Performance
- Operational Performance
- Client Acquisition & Expansion of Services
- New Markets
- Human Resources
- Capex and Infrastructure
- Outlook
- Summary

Financial Performance

Highlights...

- Income was Rs. 5,585 crore for the quarter ended September 30, 2009; YoY growth was 3.1%
- Net profit after tax was Rs. 1,540 crore for the quarter ended September 30, 2009; YoY growth was 7.5%
- Earnings per share increased to Rs. 26.86 from Rs. 25.02 in the corresponding quarter in the previous year; YoY growth was 7.5%

...Highlights

- 35 clients were added during the quarter by Infosys and its subsidiaries
- Gross addition of 6,069 employees (net addition of 1,548) for the quarter by Infosys and its subsidiaries
- 1,05,453 employees as on September 30, 2009 for Infosys and its subsidiaries.

Financial Performance

Profit and Loss Account summary for the Quarter ended

(As per Indian GAAP)

In Rs. crore, except per share data

Particulars	September 30,		Growth (%)	June 30, 2009	Growth % in Q2 10 over Q1 10
	2009	2008			
Income from software services, products and business process management	**5,585**	**5,418**	**3.1**	**5,472**	**2.1**
Software development and business process management expenses	2,963	2,891	2.5	2,915	1.6
GROSS PROFIT	**2,622**	**2,527**	**3.8**	**2,557**	2.5
Selling and marketing expenses	276	303	(8.9)	261	5.7
General and administration expenses	413	430	(4.0)	428	(3.5)
	689	**733**	**(6.0)**	**689**	–
OPERATING PROFIT BEFORE DEPRECIATION	**1,933**	**1,794**	**7.7**	**1,868**	**3.5**
Depreciation	232	177	31.1	222	4.5
OPERATING PROFIT BEFORE TAX AND INTEREST	**1,701**	**1,617**	**5.2**	**1,646**	**3.3**
Other income, net	236	66	257.6	269	(12.3)
Provision for investments	–	–	–	–	–
NET PROFIT BEFORE TAX	**1,937**	**1,683**	**15.1**	**1,915**	**1.1**
Provision for taxation	397	251	58.2	388	2.3
NET PROFIT AFTER TAX	**1,540**	**1,432**	**7.5**	**1,527**	**0.9**
EARNINGS PER SHARE (Equity shares of par value Rs. 5/- each)					
Basic	26.86	25.02	7.4	26.66	0.8
Diluted	26.83	24.97	7.4	26.63	0.8

Operational Performance

Region wise Revenue

REVENUE BY GEOGRAPHICAL SEGMENT					
	Quarter ended			LTM	
	Sep 30, 2009	Jun 30, 2009	Sep 30, 2008	Sep 30, 2009	Sep 30, 2008
	%	%	%	%	%
North America	65.9	64.7	61.5	64.9	61.8
Europe	23.2	24.7	28.1	24.4	28.3
India	1.2	0.9	1.3	1.2	1.3
Rest of the world	9.7	9.7	9.1	9.5	8.6
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Utilization Rates

EFFORT AND UTILIZATION					
	Quarter ended			LTM	
	Sep 30, 2009	Jun 30, 2009	Sep 30, 2008	Sep 30, 2009	Sep 30, 2008
	%	%	%	%	%
Utilization					
Including trainees	67.3	67.0	69.4	67.6	69.4
Excluding trainees	73.2	70.9	73.7	73.2	74.3

Revenues by Project type

REVENUE BY PROJECT TYPE*					
	Quarter ended			LTM	
	Sep 30, 2009	Jun 30, 2009	Sep 30, 2008	Sep 30, 2009	Sep 30, 2008
	%	%	%	%	%
Fixed Price	38.0	38.1	34.1	37.7	33.3
Time & Materials	62.0	61.9	65.9	62.3	66.7
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* Excluding products

Onsite-Offshore Revenue split

	Quarter ended			LTM	
	Sep 30, 2009	Jun 30, 2009	Sep 30, 2008	Sep 30, 2009	Sep 30, 2008
	%	%	%	%	%
Revenue					
Onsite	46.0	46.4	47.3	46.1	47.5
Offshore	54.0	53.6	52.7	53.9	52.5

Customer Concentration

CLIENT DATA				
	Quarter ended			Year ended
	Sep 30, 2009	Jun 30, 2009	Sep 30, 2008	Mar 31, 2009
Number of Clients				
Active	571	569	586	579
Added during the period	35	27	40	156
Accounting for > 5% of revenue	–	–	1	1
Number of million* dollar clients				
1 Million dollar +	330	330	325	327
5 Million dollar +	150	151	151	151
10 Million dollar +	96	104	94	101
20 Million dollar +	59	61	56	59
30 Million dollar +	41	45	34	39
40 Million dollar +	32	30	26	30
50 Million dollar +	21	19	20	20
60 Million dollar +	15	15	16	16
70 Million dollar +	11	12	12	12
80 Million dollar +	9	11	12	10
90 Million dollar +	6	6	8	7
100 Million dollar +	5	4	5	4
200 Million dollar +	1	1	1	1
300 Million dollar +	–	–	1	1
Client contribution to revenue				
Top client	4.6%	4.5%	7.6%	6.9%
Top 5 clients	16.5%	16.3%	18.6%	18.0%
Top 10 clients	26.2%	25.8%	28.0%	27.7%
Repeat business	98.0%	98.7%	99.8%	97.6%
Account receivables – LTM (in days)	56	56	60	62

"LTM" - Last Twelve Months

* LTM Revenues

Awards and Recognitions

- The Wall Street Journal Asia survey recognized us as the 'Most Admired Indian Company' in its Asia 200, an annual ranking of Asia's leading companies
- We have been ranked in Fortune magazine's 100 Fastest-growing Companies 2009
- We are the only Indian IT services company among "the world's supercharged performers" that are growing even during a downturn
- We have been ranked at No. 25 in Business Week's InfoTech100 a listing of the world's best performing technology companies in 2009

Client Acquisition & Expansion of Services

Client Acquisition & Expansion of Services

- Clients have been impressed by our engineering services
- An industrial products and services company is testing our 'Enterprise Collaboration Platform' to transform its intranet from an information repository into a next-generation content hub that engages employees better
- A leading mobile service provider selected us as its strategic partner to run its 'Bid Management Process'
- For an apparel manufacturer, we are implementing our 'Product Master Syndication Solution' that will support the entire product lifecycle and provide a single source of data
- A power major sought our 'Plant Design and Management System Solution' that enables collaboration across distributed teams
- A broadcasting company partnered with us to develop new digital media services
- A large bank chose us for end-to-and systems integration in the transformation program of its corporate banking e-channel system

Finacle™

- Finacle™ continued to grow its business, adding four clients this quarter. Of these, two were from Europe, Middle East and Africa (EMEA) region and two from the Asia Pacific region.
- Eleven client projects went live in the last quarter. Out of these, eight projects went live in the Asia Pacific region and three in the EMEA region.

Process innovation

- This quarter, the United States Patent and Trademark Office (USPTO) granted us the fourth patent: 'Automated Software Testing Architecture Using a Multi-level Framework'. The patent discloses a three-level framework for software testing architecture, especially testing complex and domain-intensive products
- During the quarter, Infosys applied for four patent applications in India and the U.S. With this, Infosys has an aggregate of 203 patent applications (pending) in India and the U.S. and has been granted four patents by the United States Patent and Trademark Office.

New Markets

New Markets

- As the pioneer of the Global Delivery Model and a proponent of a Flat World, we are strengthening our presence across the globe. Our focus particularly has been on powerful emerging markets such as Mexico, Brazil, China, and India.
- In a span of two years, we have established multiple services in Mexico, including IT, BPO and Consulting services, and Core Banking solutions for our global clients and those across Latin America
- We are setting up our first Development Center in Brazil
- Our China Development Center has grown in the last one year to deliver BPO and IT services to clients in the US, Europe, and Asia
- In India, we continue the impetus of the previous quarters. This quarter, we were awarded the eBiz Project by the Department of Industrial Policy and Promotion (DIPP), Ministry of Commerce and Industry, Government of India
- In emerging markets elsewhere, we continue to maintain our momentum

Human Resources

Human Resources

EMPLOYEE METRICS					
	Quarter ended			Year ended	
	Sep 30, 2009	Jun 30, 2009	Sep 30, 2008	Mar 31, 2009	Mar 31, 2008
Total Employees	1,05,453	1,03,905	1,00,306	1,04,850	91,187
S/W professionals	97,594	96,334	93,624	97,349	85,013
Billable	*87,798*	*88,061*	*83,412*	*86,306*	*79,494*
Banking Product Group	*2,800*	*2,664*	*2,093*	*2,349*	*2,053*
Trainees	*6,996*	*5,609*	*8,119*	*8,694*	*3,466*
Sales & Support	7,859	7,571	6,682	7,501	6,174
Gross Addition	6,069	3,538	10,117	28,231	33,177
Net Addition	1,548	(945)	5,927	13,663	18,946
Lateral Employees	1,064	390	1,736	5,796	8,523
Attrition % (LTM)*	10.9%	11.1%	12.8%	11.1%	13.4%

* Excluding subsidiaries

Infrastructure

Infrastructure

- As on September 30, 2009, the company had 24,726,823 sq. ft of space capable of accommodating 106,064 employees and 2,423,560 sq. ft under completion capable of accommodating 13,442 employees

Outlook

Indian GAAP – Consolidated

- ***Outlook under Indian GAAP – consolidated****
- *Quarter ending December 31, 2009*
- Income is expected to be in the range of Rs. 5,429 crore and Rs. 5,476 crore; YoY decline of 6.2% to 5.4%
- Earnings per share is expected to be in the range of Rs. 23.35 and Rs. 23.56; YoY decline of 18.5% to 17.8%
- *Fiscal year ending March 31, 2010*
- Income is expected to be in the range of Rs. 21,961 crore and Rs. 22,055 crore; YoY growth of 1.2% to 1.7%
- Earnings per share is expected to be in the range of Rs. 99.60 and Rs. 100.00; YoY decline of 4.8% to 4.4%

** Conversion 1 US$ = Rs. 47.00 considered for quarters ending December 31, 2009 and March 31, 2010.*

Summary

Summary

- Our strategy through the downturn has been to build our strengths rather than limit ourselves to navigating the challenges
- The economic downturn highlighted our innate strengths as industry observers and media presented us a rousing encomium
- Following this route, we are confident of emerging stronger when the economic environment improves and better poised to deliver enhanced value to all our stakeholders
- We are sharpening focus on Research & Development, IP-based solutions, and 'New Engagement Models' (NEMs) that offer flexible pricing and greater operational control and efficiency to clients
- True to the spirit of our Global Delivery Model, we are continuing to invest and expand in regions such as India, Brazil, Mexico, and China
- We have a sales group dedicated to large outsourcing deals that has helped us secure significant projects this year
- We believe our expertise in large-scale transition management will differentiate us in the near future
- We continue to focus on large transformational engagements, especially through our consulting and enterprise solution offerings

Thank You

www.infosys.com